Request for Acceleration of Effective Date of Registration Statement of

Oppenheimer Main Street Fund Fund/VA

Pursuant to Rule 461 under the Securities Act of 1933, as amended

December 9, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, DC, 20549

Re:	Registration Statement on Form N-14 for Oppenheimer Main Street Fund/VA, a series of Oppenheimer Variable Account Funds (SEC File No. N-14/A; File No. 333-214735)

To the Securities and Exchange Commission:

Oppenheimer Main Street Fund/VA (the “Registrant”), a series of Oppenheimer Variable Account Funds and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby respectfully request the acceleration of the Registrant’s above-referenced Registration Statement on Form N-14/A to January 3, 2017, or as soon as practicable thereafter. The initial Form N-14 was filed on November 21, 2016 and Pre-effective Amendment No. 1 was filed on December 9, 2016 .

The undersigned hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oppenheimer Variable Account Funds

By:     /s/ Taylor V. Edwards

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Taylor V. Edwards, Assistant Secretary

OppenheimerFunds Distributor, Inc.

By:   /s/ Janette Aprilante

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Janette Aprilante, Secretary